
05008208

3 Ma

RECEIVED
2005 MAY 19 P 2:22



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Annual General Meeting
2) Notice of Book Closure Date
3) Notice of Director's Interest and Change in Interest
4) Announcement of the Results of Annual General Meeting
5) Acquisition of Shares in Subsidiary

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588
Co. Reg. No. 199507660Z

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	07-Apr-2005 12:42:21
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting
Description	Please see attachment.
Attachments:	Notice-AGM-2004.pdf Total size = **51K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD

(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninth Annual General Meeting of Want Want Holdings Ltd (the "Company")(Company Registration No.: 199507660Z) will be held at Rosewood Room, Level 2, Orchard Hotel Singapore, 442 Orchard Road, Singapore 238879 on 22 April 2005 at 3.00 pm to transact the following business:

ORDINARY BUSINESS

1. To receive and consider the Directors' Report and Audited Accounts for the financial year ended 31 December 2004 and the Auditors' Report thereon.
2. To declare a First and Final Dividend of 30% or US$0.03 per ordinary share of par value US$0.10 each tax exempt for the year ended 31 December 2004.
3. To approve the Directors' fees for the year ended 31 December 2004.
4. To re-elect the following Directors retiring by rotation:
   a. Liao Ching Tsun
   b. Haruo Maki
   c. Tan Swee Ling
5. To re-elect Cheng Wen-Hsien as a Director retiring pursuant to Article 94 of the Articles of Association of the Company.
6. To re-appoint Deloitte & Touche as Auditors of the Company and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following Ordinary Resolutions, with or without modifications: -

7. Renewal of Share Buy-Back Mandate

   "That the Directors of the Company be and are hereby authorised to make purchases of shares from time to time (whether by way of market purchases or off-market purchases on an equal access scheme) of up to ten per cent (10%) of the issued ordinary share capital of the Company (as ascertained as at the date of Annual General Meeting of the Company or the date of this Resolution, whichever is higher) at the price of up to but not exceeding the Maximum Purchase Price as defined in the Addendum to the Notice of Annual General Meeting to Shareholders dated 7 April 2005 ("Addendum"), in accordance with the terms set out in the Addendum, and this mandate shall, unless revoked or varied by the Company in a general meeting, continue to be in force until the next Annual General Meeting of the Company is held or is required by law to be held, whichever is the earlier." [see explanatory note (i)]

8. "That pursuant to Section 161 of the Companies Act, Chapter 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), authority be and is hereby given to the Directors of the Company to issue shares and convertible securities in the capital of the Company (whether by ways of rights, bonus or otherwise or in pursuance of any offer, agreement or option made or granted by the Directors during the continuance of this authority which would or might require shares or convertible securities to be issued during the continuance of this authority or thereafter) at any time to such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit (notwithstanding that such issue of shares pursuant to the offer, agreement or option or the conversion of the convertible securities may occur after the expiration of the authority contained in this resolution), provided that the aggregate number of shares and convertible securities to be issued pursuant to this resolution shall not exceed fifty per cent (50%) of the issued share capital of the Company, and the aggregate number of shares and convertible securities to be issued other than on a pro-rata basis to all shareholders of the Company shall not exceed twenty per cent (20%) of the issued share capital of the Company, and for the purpose of this resolution, the percentage of issued share capital shall be based on the Company's issued share capital at the time this resolution is passed (after adjusting for (a) new shares arising from the conversion or exercise of convertible securities, (b) any subsequent consolidation or subdivision of shares), and unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier." [see explanatory note (ii)]

9. To transact any other ordinary business that may be transacted at an Annual General Meeting.

EXPLANATORY NOTE:

(i) The Ordinary Resolution 7 proposed above, if passed, will empower the Directors from the date of the above Meeting until the next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, or when varied or revoked by the Company in general meeting, whichever is earlier to repurchase ordinary shares of the Company by way of market purchases or off-market purchases of up to ten per cent (10%) of the issued shares capital of the Company at the Maximum Purchase Price as defined in the Addendum. The rationale for, the authority & limitations on, and the financial effects of the purchase or acquisition of ordinary shares by the Company pursuant to the Share Buy-Back Mandate on the audited financial statements of the Company and its subsidiaries for the financial year ended 31 December 2004 are set out in greater detail in the Addendum.

(ii) The Ordinary Resolution 8 proposed above, if passed, will empower the Directors, from the date of the above Meeting until the next Annual General Meeting, to allot and issue shares and convertibles securities in the Company. The number of shares and convertible securities that the Directors may allot and issue under this Resolution would not exceed fifty per cent (50%) of the issued capital of the Company at the time of the passing of this Resolution. For issue of shares and convertible securities other than on a pro rata basis to all shareholders, the aggregate number of shares and convertible securities to be issued shall not exceed twenty per cent (20%) of the issued capital of the Company at the time of the passing of this Resolution.

The percentage of issued share capital is based on the Company's issued share capital after adjusting for (a) new shares arising from the conversion or exercise of convertible securities on issue at the time this proposed Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

BY ORDER OF THE BOARD

Adams Lin Feng I
Director
7 April 2005

NOTE:

Every member of the Company entitled to attend and vote at the Annual General Meeting may appoint not more than two proxies to attend and vote in his stead. A proxy need not be a Member of the Company. The instrument appointing a proxy must be deposited at the Company's registered office at 400 Orchard Road #17-05 Orchard Towers Singapore 238875 not less than 48 hours before the time appointed for holding the Annual General Meeting or any postponement or adjournment thereof.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	18-Apr-2005 17:58:28
Announcement No.	00072

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	Notice of Books Closure Date
Description	Please see attachment.
Attachments:	Announcement-Book-Closure-Date.pdf Total size = **17K** (2048K size limit recommended)

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NOTICE OF BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN that subject to the approval of Members at the Annual General Meeting ("AGM") to be held on 22 April 2005, the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 4 May 2005 up to and including 5 May 2005, for the purpose of determining Members' entitlements to the proposed first and final dividends of 30% or US$0.03 per ordinary share tax exempt ("Dividends") in respect of the financial year ended 31 December 2004.

The Dividends in respect of financial year ended 31 December 2004, if approved by Members of the Company at the AGM, will be paid on 13 May 2005.

Duly completed registerable transfers received by the Company's share registrar, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 4 May 2005 will be registered to determine Members' entitlements. Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 4 May 2005 will be entitled to the Dividends for the financial year ended 31 December 2004.

By Order of the Board

Submitted by Adams Lin Feng I, Group Vice President and Director on 18/04/05 to the SGX

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	LIAO CHING TSUN
Designation *	GROUP DIRECTOR
Date & Time of Broadcast	20-Apr-2005 18:28:26
Announcement No.	00068

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	20-04-2005
2.	Name of Director *	LIAO CHING TSUN

3. Please tick one or more appropriate box(es): *

   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	20-04-2005
2.	Name of Registered Holder	OCBC SECURITIES PTE LTD
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	TRANSFER OF 1,600,000 SHARES TO HIS SONS BY WAY OF GIFT.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	4,714,836
As a percentage of issued share capital	0.37 %
No. of Shares which are subject of this notice	1,600,000
As a percentage of issued share capital	0.13 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	3,114,836
As a percentage of issued share capital	0.24 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	4,714,836
As a percentage of issued share capital	0 %	0.37 %
No. of shares held after the change	0	3,114,836
As a percentage of issued share capital	0 %	0.24 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG 1
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	22-Apr-2005 17:52:20
Announcement No.	00097

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ANNOUNCEMENT ON THE RESULTS OF ANNUAL GENERAL MEETING ("AGM")
Description	The Directors of the Company are pleased to announce that at the AGM held on 22 April 2005, all resolutions relating to matters set out in the Notice of AGM dated 7 April 2005 were duly passed.
Attachments:	Total size = **0K** (2048K size limit recommended)

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Miscellaneous

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	29-Apr-2005 18:03:27
Announcement No.	00173

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

ACQUISITION OF SHARES IN SUBSIDIARY

Description

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that the Company has acquired the remaining 30.79% shares held by V-Venture Limited in Long Run Studios International Pte Ltd ("LRSIPL") at a consideration of RMB475,904 (approximately US$58,000). The net tangible asset value of LRSIPL acquired was US$321,000. LRSIPL became wholly-owned subsidiary of the Company following the Company's acquisition of its shares.

The transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Attachments:

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